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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*
                                          -------

                 Asia Pacific Wire and Cable Corporation Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G0535E106
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                                 (CUSIP Number)

                                 Lien, Tai-Sheng
                      4th Fl., No. 69, Sec. 4, Hsin-Yi Rd.
                            Taipei, Taiwan R.O.C. 106
                              Tel: 886-2-2702-1259

                                    Copy to:
                               Michael J. Fieweger
                                Baker & McKenzie
                              One Prudential Plaza
                             130 East Randolph Drive
                                Chicago, IL 60601
                                Tel: 312-861-8232
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 10, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP NO. G0535E106
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Set Top International Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    British Virgin Islands
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    6,976,666
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    10,074,102
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,074,102
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     72.84%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

         The following information amends and supplements the original Schedule 13D (the "Original Schedule 13D") filed by Set Top International Inc. on October 27, 2003 as amended by Amendment No. 1 to the Original Schedule 13D filed on December 15, 2003 (as amended, the "Statement"). Except to the extent supplemented by the information contained herein, the Statement remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person paid $11,500,000 to acquire the claims secured by the 6,976,666 shares of Common Stock, described in Item 4, using funds included in its working capital as well as contributions from its stockholders. The Reporting Person has foreclosed upon the 6,976,666 shares of Common Stock at a foreclosure sale held on March 10, 2004 in satisfaction of $13,000,000 of the aggregate amount of claims secured by the 6,976,666 shares of Common Stock, described in Item 4. The Reporting Person did not contribute any additional cash or funds in connection with the acquisition of these 6,976,666 shares of Common Stock through foreclosure.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person foreclosed upon 6,976,666 shares of the Common Stock of Asia Pacific Wire & Cable Corporation Limited (the "Company"), a Bermuda company, in a foreclosure sale held on March 10, 2004 for a purchase price of $13,000,000. The Reporting Person acquired the shares in partial payment of certain claims which it acquired from Swiss Re Financial Products Corporation ("Swiss Re") as disclosed in the Statement. However, the Reporting Person will not become the holder of legal title to the shares until the certificate representing the shares of Common Stock together with a duly executed share transfer form with respect to such shares have been submitted to the Secretary of the Company and such transfer has been registered.

         The Reporting Person intends to hold the shares for investment purposes. The Reporting Person further intends to assume control over the Company by nominating and electing at least a majority of the board of directors at such time as it is able to cause the Company to convene a general or special meeting of the shareholders for such purpose. In furtherance of this purpose, a requisition dated March 2, 2004 to call a special meeting of the shareholders of the Company to remove the existing directors and elect new directors of the Company was submitted to the board of directors of the Company by PUSA at the request of the Reporting Person. The board of directors of the Company has indicated that it will not call a special meeting of the Company's shareholders with respect to the matters covered by the requisition. Further, PUSA has purported to retract the requisition. At this time, the Reporting Person intends to continue to actively pursue the convening of a special meeting of shareholders on requisition for the purposes described above either through PUSA or as record holder.

         Except as set forth in this Item 4 or as reported in the Statement, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    March 25, 2004

                                                    Set Top International Inc.

                                                    /s/ Tsai, Fu-Chuan
                                                    ---------------------------
                                                    Tsai, Fu-Chuan
                                                    Director and Secretary,
                                                    Set Top International Inc.